

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

W. L. "Perch" Nelson
Chief Executive Officer
American Hospitality Properties REIT II, Inc.
14643 Dallas Parkway, Suite 970
Dallas, TX 75201

      Re: American Hospitality Properties REIT II, Inc.
          Amendment No. 1 to
          Draft Offering Statement on Form 1-A
          Submitted July 24, 2023
          CIK No. 0001977210

Dear W. L. "Perch" Nelson:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A filed July 24, 2023

General

1.   We note your response to comment 23. With a view towards disclosure, please provide additional details regarding your calculation of net asset value ("NAV"), including:
   - who is ultimately responsible for your NAV calculation;
   - a breakdown of your NAV calculation showing its components;
   - a discussion of any key assumptions made in your NAV calculation; and
   - a quantitative illustration of the sensitivity of the valuation to a percentage change in one or more key assumptions.

In addition, with respect to future filings, please confirm that you will provide a comparative breakdown of NAV components for comparable period valuations and the results of historical NAV calculations. We may have further comments.

Plan of Distribution, page 36

2.   We note your updated disclosure in response to comment 5 and reissue the comment in part. Please specifically discuss whether investors who submit a subscription agreement have the right to request a return of their subscription payment and, if so, the timeframe required for such a request.

Management Compensation, page 56

3.   We note your response to comment 11 and reissue the comment in part. Your offering circular retains references to an asset management fee to be received quarterly (page F-10) and monthly (page 57). Please reconcile your disclosure.

You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts